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                               HALE AND DOOR LLP
                              COUNSELLORS AT LAW


                               WWW.HALEDORR.COM
                      60 State Street . Boston, MA 02109
                        617-526-6000 . fax 617-526-5000



                                                        Peter B. Tarr

                                                        617-526-6639
                                                        peter.tarr@haledorr.com

                                 April 24, 2000

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:  CCBN.COM, Inc.
     Registration on Form 8-A
     ------------------------


Ladies and Gentlemen:

   CCBN.COM, Inc. (the "Company") filed with the Securities and Exchange Commission a registration statement on Form 8-A on April 5, 2000, file number 0-30225 (the "8-A Registration Statement"). On behalf of the Company, I am hereby requesting that the 8-A Registration Statement be withdrawn.

   Please feel free to contact me with any questions or comments you may have.

                                 Sincerely,

                                 /s/ Peter B. Tarr

                                 Peter B. Tarr

PBT:mml

cc:  Ms. Lillian Cummins
     Mr. Lawrence P. Begley
     Peter Handrinos, Esq.
     Kristofer K. Spreen, Esq.
     Akin Harrison, Esq.

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April 24, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Lillian Cummins

Re:  CCBN.COM, Inc. Form S-1 (File No. 333-96099)

Ladies and Gentlemen:

     CCBN.COM, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-96099), together with all amendments and exhibits thereto including the application for confidential treatment of certain exhibits filed in connection therewith. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617)850-7915 or Peter B. Tarr, Esq. at (617)526-6639.


Sincerely,

/s/  Jeffrey P. Parker

Jeffrey P. Parker
Chairman of the Board and Chief Executive Officer

cc:  Peter B. Tarr, Esq.
     Mr. Lawrence P. Begley
     Peter N. Handrinos, Esq.
     Kristofer K. Spreen, Esq.
     Akin Harrison, Esq.